BANK

File № 82-4257

RECEIVED

2007 AUG 22 A 11:53

CORPORATE FINANCE

08.08.07
1108/8617

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07026154

SUPPL

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

PROCESSED
AUG 27 2007
THOMSON
FINANCIAL

Sincerely,

Mark M. Nakhmanovitch
Deputy Chairman of the Board

8/23

Vozrozhdenie Ordinary shares included into RTS A2 list
Notification about inclusion of the joint-stock company shares into the list of securities accepted for trade by the stock exchange
Information that can materially effect the price of joint-stock company's securities

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Contents of information

Inclusion of joint-stock company securities into the list of securities accepted for trade by the stock exchange

2.Content of the Message

2.1. Corporate name of the organizer of trade at the securities market (stock exchange):

Public joint-stock company "Russian trade system" (RTS) (stock exchange license № 077-07986-000001 dated 15.09.2004)

2.2. Category (type), series of joint-stock company's securities included into the list of securities accepted for trade by the stock exchange:

Ordinary non-documentary registered shares with nominal value of RUB 10

2.3. Name of the quotation list where the joint-stock company securities will be listed

Quotation list A of the second level (A2)

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. July 27, 2007	Stamp	

Signing the agreement with the stock exchange on including joint-stock company bonds into the list of securities accepted for trade at the stock exchange Information that can materially effect the price of joint-stock company's securities

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Contents of information

About concluding by the joint - stock company the contract with the stock exchange on which basis securities are introduced in the list of securities traded on the stock market.

2.1. Full company name of the stock exchange where the joint-stock company's securities are listed: Closed joint-stock company "MMVB Stock Exchange" (MICEX)

2.2. Type and category of the joint-stock company's securities listed on the stock exchange:

Interest-bearing non-convertible secured documentary bonds of series 1 payable to bearer with obligatory centralized keeping and without option of early redemption (state registration number 40101439B).

2.3. Date and number of contract on which basis securities are introduced in the list :

August 3, 2007, Contract № A1-177.

3. Signature

3.1. Deputy Chairman of the Board (signature) M. M. Nakhmanovitch

3.2. August 03, 2007 Stamp

Vozrozhdenie bonds included into MICEX A1 list
Notification about inclusion of the joint-stock company bonds into the list of securities accepted for trade by the stock exchange
Information that can materially effect the price of joint-stock company's securities

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Contents of information

Inclusion of joint-stock company securities into the list of securities accepted for trade by the stock exchange

2.1. Corporate name of the organizer of trade at the securities market (stock exchange):

Closed joint-stock company "MMVB Stock Exchange" (MICEX) (stock exchange license №077-07985-000001 dated 15.09.2004)

2.2. Category (type), series of joint-stock company's securities included into the list of securities accepted for trade by the stock exchange:

Interest-bearing non-convertible secured documentary bonds of series 1 payable to bearer with obligatory centralized keeping and without option of early redemption (state registration number 40101439B).

2.3. Name of the quotation list where the joint-stock company securities will be listed

Quotation list A of the first level (A1)

3. Signature

3.1. Deputy Chairman of the Board (signature) M. M. Nakhmanovitch

Stamp

3.2. August 03, 2007

Vozrozhdenie Ordinary shares included into MICEX A2 list
Notification about inclusion of the joint-stock company shares into the list of securities accepted for trade by the stock exchange
Information that can materially effect the price of joint-stock company's securities

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Contents of information

Inclusion of the joint-stock company securities into the list of securities accepted for trade by the stock exchange

2.1. Corporate name of the organizer of trade at the securities market (stock exchange):

Closed joint-stock company "MMVB Stock Exchange" (MICEX) (stock exchange license №077-07985-000001 dated 15.09.2004)

2.2. Category (type), series of joint-stock company's securities included into the list of securities accepted for trade by the stock exchange:

Ordinary non-documentary registered shares with nominal value of RUB 10 (state registration number 10101439B).

2.3. Name of the quotation list where the joint-stock company securities will be listed

Quotation list A of the second level (A2)

3. Signature

3.1. Deputy Chairman of the Board (signature) M. M. Nakhmanovitch

3.2. August 03, 2007 Stamp

VOZROZHDENIE BANK

File № 82-4257

RECEIVED

2007 AUG 22 A 11:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08.08.07
1108/8616

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Extract from Minutes # 1 of the General Meeting of shareholders of Bank Vozrozhdenie held in the form of a meeting.

Sincerely,

Mark M. Nakhmanovitch
Deputy Chairman of the Board

Extract from Minutes # 1
of the General Meeting of shareholders
of Bank Vozrozhdenie
held in the form of a meeting

Location: **Luchnikov per., 7/4-1, Moscow, 101000, Russian Federation.**
Date of the meeting: **June 29, 2007**
Place of holding the general meeting: **Luchnikov per., 7/4-1, Moscow**
Time of opening registration of the general meeting participants: **11.00**
Time of closing registration: **12.50**
Time of opening the general meeting: **12.00**
Time of closing the general meeting: **13.00**
Forwarding address for the completed ballots for voting: **Luchnikov per., 7/4-1, Moscow GSP, 101000, the Russian Federation**
Date of closing acceptance of the ballots: **June 26, 2007**
Total number of votes, held by shareholders – holders of voting shares: **20,748,694.**
Number of votes to be in possession of shareholders participating in the meeting: **14,050,880** which accounts for **67.72%** of the total number of votes.

Presidium of the general meeting of shareholders: Yu.M. Marinichev, D.L. Orlov, L.A. Goncharova, A.V.Dolgopolov, N.D.Orlov.
Chairman of the general meeting of shareholders: Yu.M.Marinichev
Secretary of the general meeting of shareholders: A.V.Dolgopolov.

AGENDA OF GENERAL MEETING OF SHAREHOLDERS,
set for voting:

1. Approval of the annual report, annual financial accounts, profit and loss account for 2006, profit distribution, payment (declaration) of dividends on the results of the financial year 2006.
2. Reviewing the Report of the Board of Directors of Bank Vozrozhdenie.
3. Definition of the number of the authorized ordinary non-documentary registered shares with nominal value of RUB 10 per each and relative alteration to the Articles of Association of Bank Vozrozhdenie.
4. Approval of the Alterations to the Articles of Association of Bank Vozrozhdenie.
5. Approval of the Alterations #1 to the Regulation on General Meeting of shareholders of Bank Vozrozhdenie.
6. Approval of the Alterations#1 to the Regulation on the Board of Directors of Bank Vozrozhdenie.
7. Approval of the Alterations#1 to the Regulation on executive bodies of Bank Vozrozhdenie.
8. Approval of the Alterations#1 to the Regulation on Audit Commission of Bank Vozrozhdenie.
9. Approval of transactions to be made on standard terms within the period till the next General Meeting of shareholders between Bank Vozrozhdenie and interested persons and related to the usual economical activity.
10. Election of the Audit Commission.
11. Election of the members of the Board of Directors.

12. Approval of the Auditor of Bank Vozrozhdenie.

Listening on Item1.
Reporter: Orlov D.L. – Chairman of the Management Board of Bank Vozrozhdenie
Voting results:
On the 1st item of the Agenda **14,050,364** votes took part in voting.
«FOR» - **14,048,466 (99.968%** of the votes participating in voting)
«AGAINST» - **1,402 (0.010%)**
«ABSTAIN» - **496 (0.004%).**

Resolution:
1.1. To approve the annual report of Bank Vozrozhdenie for the year 2006.
1.2. To approve the annual financial accounts, profit and loss account of Bank Vozrozhdenie for the year 2006.
1.3. To approve the following profit distribution of Bank Vozrozhdenie for the year 2006:

Book profit for the reported period	1,591,796,477.52
Allocation of the profit of the reported period,	
including: total income tax and other taxes and charges	346,646,401.88
Net profit	1,245,150,075.64
Distribution, including:	
For payment of dividends total:	12,963,357.00
including	
on preferred shares	1,589,010.00
on ordinary non-documentary registered shares	10,374,347.00
Accumulation fund for future development	1,222,186,718.64
Chairman fund	10,000,000.00

1.4. To approve the following payment of dividend

- for ordinary non-documentary registered shares with the nominal value RUB 10 each at a rate of 5% of the nominal value;
- for preference non-documentary registered shares with the fixed rate of dividend with the nominal value of RUB 10 each at a rate of 20% of the nominal value;

1.5. Shareholders included in the Register of Bank Vozrozhdenie's shareholders as at May 10, 2007 (at 10:00 Moscow time) are entitled to receive annual dividends.
1.6. To provide non-cash payment of dividends from August 20, 2007 to August 28, 2007 in accordance with the bank requisites specified in the system of the register of shareholders of Bank Vozrozhdenie, if there are no such bank requisites, to provide cash payment of dividends to individual shareholders of Bank Vozrozhdenie through the Bank offices from August 20, 2007.

Listening on Item 2.
Reporter: Yu.M.Marinichev – Chairman of the Board of Directors of Bank Vozrozhdenie.
Voting results:
On the 2nd Item of the Agenda **14,050,356** votes took part in voting.
«FOR» - **14,049,772 (99.996%** of the votes participating in voting)

«AGAINST» - **0 (0%)**
«ABSTAIN» - **584 (0.004%).**
Resolution:
2.1. To approve the report of the Report of the Board of Directors of Bank Vozrozhdenie.
2.2. To recognize the performance results of the Board of Directors of Bank Vozrozhdenie as satisfactory.

Listening on Item 3.
Reporter: Yu.M.Marinichev – Chairman of the Board of Directors of Bank Vozrozhdenie.
Voting results:
On the 3rd Item of the Agenda **14,050,431** votes took part in voting.
«FOR» - **14,046,393 (99.971%** of the votes participating in voting)
«AGAINST» - **730 (0.005%)**
«ABSTAIN» - **3,308 (0.0024%)**
Resolution:
3.1. To define the number of the authorized ordinary non-documentary registered shares at 8,000,000 (eight million) shares.
3.2. To approve the alterations to the Articles of Association of Bank Vozrozhdenie and to state paragraphs 1 and 2 of article 3.3 in the following version: "The Bank shall be entitled to issue additionally 8,000,000 (eight million) ordinary non-documentary shares with the face value of 10 (ten) rubles each".
3.3 To grant the Chairman of the Board of Directors of Bank Vozrozhdenie the right to sign the application for registration of alterations to the Articles of Association of Bank Vozrozhdenie related to the definition of number of authorized ordinary non-documentary shares.

Listening on Item 4.
Reporter: Yu.M.Marinichev - Chairman of the Board of Directors of Bank Vozrozhdenie.
Voting results:
On the 4th Item of the Agenda **14,049,339** votes took part in voting.
«FOR» - **14,047,746 (99.989%** of the votes participating in voting)
«AGAINST» - 124 **(0.001%)**
«ABSTAIN» - **1,469 (0.010%).**
Resolution:
4.1. To approve the alterations to the Articles of Association of Bank Vozrozhdenie proposed in order to bring the provisions in line with those of the Russian Law and amendments of requisites of Bank Vozrozhdenie's branches.
4.2. To grant the Chairman of the Board of Directors of Bank Vozrozhdenie the right to sign the application for registration of alterations to the Articles of Association of Bank Vozrozhdenie proposed in order to bring the provisions in line with those of the Russian Law and amendments of requisites of Bank Vozrozhdenie's branches.

Listening on Item 5.
Reporter: Yu.M.Marinichev - Chairman of the Board of Directors of Bank Vozrozhdenie.
Voting results:
On the 5th Item of the Agenda **14,049,339** votes took part in voting.
«FOR» - **14,042,056 (99.948%** of the votes participating in voting)
«AGAINST» - **174 (0,001%)**

«ABSTAIN» - **7,109 (0.051%).**
Resolution:
To approve the Alterations #1 to the Regulations on the General Meeting of shareholders of Bank Vozrozhdenie

Listening on Item 6.
Reporter: Yu.M.Marinichev - Chairman of the Board of Directors of Bank Vozrozhdenie
Voting results:
On the 6th Item of the Agenda **14,049,339** votes took part in voting.
«FOR» - **14,042,056 (99.948%** of the votes participating in voting)
«AGAINST» - **174 (0.001%)**
«ABSTAIN» - **7,109 (0.051%).**
Resolution:
To approve the Alterations #1 to the Regulations on the Board of Directors of Bank Vozrozhdenie.

Listening on Item 7.
Reporter: Yu.M.Marinichev - Chairman of the Board of Directors of Bank Vozrozhdenie
Voting results:
On the 7th Item of the Agenda **14,049,339** votes took part in voting.
«FOR» - **14,042,056 (99.948%** of the votes participating in voting)
«AGAINST» - **174 (0.001%)**
«ABSTAIN» - **7,109 (0.051%).**
Resolution:
To approve the Alterations #1 to the Regulation on executive bodies of Bank Vozrozhdenie

Listening on Item 8.
Reporter: Yu.M.Marinichev - Chairman of the Board of Directors of Bank Vozrozhdenie
Voting results:
On the 8th Item of the Agenda **14,049,339** votes took part in voting.
«FOR» - **14,042,056 (99.948%** of the votes participating in voting)
«AGAINST» - **174 (0.001%)**
«ABSTAIN» - **7,109 (0.051%).**
Resolution:
To approve the Alterations #1 to the Regulation on Audit Commission of Bank Vozrozhdenie

Listening on Item 9.
Reporter: Yu.M.Marinichev - Chairman of the Board of Directors of Bank Vozrozhdenie.
Voting results:
On the 9th Item of the Agenda **14,014,784** votes took part in voting.
«FOR» - **14,008,512 (99.955%** of the votes participating in voting)
«AGAINST» - **174 (0.001%)**

«ABSTAIN» - **6,098 (0.044%).**
Resolution:
9.1. To approve

9.1.1. transactions of Bank Vozrozhdenie which may be executed on standard terms within the period till the next General Meeting of shareholders in the course of ordinary business of the Bank (credits, mortgages, deposits, bank guarantees, leasing, factoring, assignment, interbank credits and other operations in accordance with the license to carry out banking operations) and operations which are recognized by the Russian Law as related-party transactions executed between interested persons recognized as such in accordance with the Law of the Russian Federation.
9.1.2. transactions of Bank Vozrozhdenie on acquisition or disposal of securities (including issued securities) recognized by the Law of the Russian Federation as related-party transactions with interested persons who are recognized as such by the Law of the Russian Federation. These transactions can be executed on standard terms within the period till the next General Meeting of shareholders.
9.1.3. transactions of Bank Vozrozhdenie on acquisition or disposal of premises recognized by the Law of the Russian Federation as related-party transactions with interested persons who are recognized as such by the Law of the Russian Federation. These transactions can be executed on standard terms in the course of ordinary business of the Bank within the period till the next General Meeting of shareholders.
9.2. To determine that the maximum amount for transactions of each kind for each of the interested persons shall not exceed 4,000,000,000 (four billions) rubles.
9.3. To define that the material terms of the related-party transactions to be executed within the limits, which are fixed by the general meeting of shareholders, should not materially differ from the terms of similar transactions with uninterested persons.

Listening on Item 10.
Reporter: Yu.M.Marinichev - Chairman of the Board of Directors of Bank Vozrozhdenie.
Voting results:
On the 10th Item of the Agenda **5,281,437** votes took part in voting.

On the 10th Item of the Agenda on candidate Victor Anatoljevich Afonin **5,236,229** votes took part in voting.
«FOR» - **5,234,260 (99.962%** of the votes participating in voting)
«AGAINST» - **361 (0,007%)**
«ABSTAIN» - **1,608 (0.031%)**
On the 10th Item of the Agenda on candidate Tamara Nikolaevna Lapinskaya **5,236,229** votes took part in voting.
«FOR» - **5,233,911 (99.956%** of the votes participating in voting)
«AGAINST» - **1,053 (0,020%)**
«ABSTAIN» - **1,265 (0.024%)**
On the 10th Item of the Agenda on candidate Svetlana Alexeevna Markina **5,236,231** votes took part in voting.
«FOR» - **5,234,910 (99.975%** of the votes participating in voting)
«AGAINST» - **69 (0,001%)**
«ABSTAIN» - **1,252 (0.024%)**

On the 10th Item of the Agenda on candidate Galina Nikitichna Kryukova **5,236,229** votes took part in voting.
«FOR» - **5,232,957 (99.937%** of the votes participating in voting)
«AGAINST» - **1,045 (0,020%)**
«ABSTAIN» - **2,227 (0.043%)**

Resolution:
To elect Revision Commission of Bank Vozrozhdenie (OAO) in the following composition:
Victor Anatoljevich Afonin;
Tamara Nikolaevna Lapinskaya;
Svetlana Alexeevna Markina;
Galina Nikitichna Kryukova.

Listening on Item 11.
Reporter: Yu.M.Marinichev - Chairman of the Board of Directors of Bank Vozrozhdenie.
Results of cumulative voting:
Yuriy Mikhailovich Marinichev — 14,038,343
Dmitriy Lvovich Orlov — 14,287,627
Lyudmila Antonovna Goncharova — 14,005,034
Nikolai Yakovlevich Demin — 13,984,591
Alexander Vitalievich Dolgopolov — 13,966,153
Nikolai Stepanovich Zatsepin — 13,916,835
Valery Petrovich Zhigulich — 13,316,315
Alexander Nikolaevich Zhizhaev — 13,918,100
Valentina Mikhailovna Kabanova — 13,947,023
Otari Leontievich Marganiya — 13,920,219
Nikita Sergeevich Mikhalkov — 13,935,561
Rustem Mansurovich Usmanov — 13,921,003
Resolution:
To elect the Board of Directors of Bank Vozrozhdenie in the following composition:
Yuriy Mikhailovich Marinichev
Dmitriy Lvovich Orlov
Lyudmila Antonovna Goncharova
Nikolai Yakovlevich Demin
Alexander Vitalievich Dolgopolov
Nikolai Stepanovich Zatsepin
Valery Petrovich Zhigulich
Alexander Nikolaevich Zhizhaev
Valentina Mikhailovna Kabanova
Otari Leontievich Marganiya
Nikita Sergeevich Mikhalkov
Rustem Mansurovich Usmanov

Listening on Item 12.
Reporter: Yu.M.Marinichev - Chairman of the Board of Directors of Bank Vozrozhdenie.
Voting results:
14,049,776 votes took part in voting on the 12th Item of the Agenda:
«FOR» - **14,047,558 (99.984%** of the votes participating in voting)

«AGAINST» - **1,193 (0,008%)**
«ABSTAIN» - **1,025 (0.3457%)**
Resolution:
To approve PricewaterhouseCoopers Audit (Closed Joint-Stock Company) as the official external auditor of the Bank Vozrozhdenie

Date of drawing up the Minutes: July 9, 2007.
Chairman of General Meeting of shareholders *(signature)* Yu.M.Marinichev
Secretary of General Meeting of shareholders *(signature)* A.V.Dolgopolov

END